UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41999

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Amendments to Articles of Incorporation or Bylaws

On July 30, 2026, the board of directors of Linkers Industries Limited (the “Company”) approved the increase of the authorized shares of the Company from 4,000,000 ordinary shares comprising (i) 3,750,000 Class A ordinary shares with par value US$0.0025 each (“Class A Ordinary Shares”) and (ii) 250,000 Class B ordinary shares with par value US$0.0025 each (“Class B Ordinary Shares”) to 10,000,000 ordinary shares comprising (i) 9,750,000 Class A Ordinary Shares with a par value of US$0.0025 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0025 each, to be effective upon successful filing and registration of the sixth amended and restated memorandum of association and articles of association (“New M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands.

On July 30, 2026, the filing and registration of the New M&A was accepted by the Registrar of Corporate Affairs in the British Virgin Islands. A copy of the New M&A is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: July 31, 2026	By:	/s/ Wai Kee Kan
	Name:	Wai Kee Kan
	Title:	Director and Chief Executive Officer

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